Exhibit 99.10

401 Bay Street, Suite 2010, P.O. Box 118 Toronto, Ontario Canada M5H 2Y4	Shares outstanding: 112,961,000 TSX: TCM, TCM.WT Frankfurt: A6R
August 9, 2007
THOMPSON CREEK SCHEDULES Q2 2007 FINANCIAL RESULTS
CONFERENCE CALL/WEBCAST FOR AUGUST 13 AT 10:00 A.M.
EASTERN
Thompson Creek Metals Company Inc., one of the world’s largest publicly traded, pure molybdenum producers, has scheduled a conference call for analysts and investors to discuss its second-quarter 2007 financial results on Monday, August 13, 2007 at 10 a.m. (Eastern). A news release on the results will be issued after markets close on August 10, 2007.
Ian McDonald, Executive Chairman, Kevin Loughrey, President and Chief Executive Officer, and Derek Price, Chief Financial Officer, will be available to answer questions during the call.
To participate in the call, please dial 416-644-3419 or 1-800-731-6941 about five minutes prior to the start of the call.
A live audio webcast of the conference call will be available at www.newswire.ca and www.thompsoncreekmetals.com.
An archived recording of the call will be available at 416-640-1917 or 1-877-289-8525 (Passcode 21243042 followed by the number sign) from 12:00 p.m. on August 13 to 11:59 p.m. on August 20. An archived recording of the webcast will also be available at Thompson Creek’s website.
About Thompson Creek Metals Company Inc.
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Thompson Creek is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Thompson Creek undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
For more information, please contact:

Ian McDonald Executive Chairman Thompson Creek Metals Company Inc. Tel: 416-860-1438 info@tcrk.com	Tina Cameron Renmark Financial Communications Inc. Tel.: 514-939-3989 tcameron@renmarkfinancial.com

Wayne Cheveldayoff, Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com